FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 27, 2016

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports Third Quarter 2016 Financial Results” dated October 27, 2016.

2.	Investor Conference Materials entitled, “AU Optronics Corp. Third Quarter 2016 Results”, dated October 27, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: October 27, 2016	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports Third Quarter 2016 Net Profit of NT$4.62 billion, Growing Nearly 40% Year-over-Year

Issued by: AU Optronics Corp.
Issued on: October 27, 2016

Hsinchu, Taiwan, October 27, 2016–

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investor conference and announced its unaudited consolidated financial results for the third quarter of 2016(1).

Consolidated revenues in the third quarter of 2016 were NT$86.02 billion, up by 7.4% from the previous quarter. Gross profit was NT$11.31 billion, with a gross margin of 13.1%. Operating profit was NT$5.76 billion, with an operating margin of 6.7%. AUO’s net profit for the third quarter of 2016 was NT$4.62 billion. Net profit attributable to owners of the Company was NT$4.90 billion, with a basic EPS(2) of NT$0.51.

In the third quarter of 2016, large-sized panel(3) shipments totaled 29.27 million units, representing an increase of 2.8% quarter-over-quarter. Shipments of small-and-medium-sized panels in the same quarter exceeded 37.97 million units, down by 10.6% quarter-over-quarter.

AUO’s unaudited consolidated results for the third quarter of 2016 were highlighted as below:

•	Revenues of NT$86.02 billion

•	Operating profit of NT$5.76 billion

•	Net profit of NT$4.62 billion

•	Basic EPS(2) of NT$0.51

•	Operating margin was 6.7%

•	EBITDA(4) margin was 17.9%

1/3

News Release

•	Operating margin of Display Segment was 7.4%

•	EBITDA(4) margin of Display Segment was 18.8%

Looking back on the third quarter, the end demand for TV has been robust. Thanks to the inventory restocking demand for the year-end holiday season, the Company’s panel supply has remained tight and panel prices have been on the rise, which contributed to a 7.4% growth of its revenues compared to the previous quarter.  The Company’s strategy to quickly respond to industry trends and to focus on value-up products has been quite successful, and consequently made significant improvements in its profitability. AUO’s operating profit for the third quarter reached NT$5.76 billion, which represents a 69.7% growth from the same period last year. Operating profits for the first three quarters turned to black, with a profit of NT$0.78 billion. Meanwhile, its net profit for the third quarter returned to positive and reached NT$4.62 billion, increased by 36.6% from the same period last year.

Looking at the fourth quarter, while entering the traditionally slower season, the Company expects customers’ demands to stay at a high level. AUO hopes to take this opportunity to maximize its capacity value. The Company will keep developing advanced display technologies, as well as expanding the depth and scope of its existing value-up products, with an aim to jointly build long-term competitive advantages and operational excellence and to create a mutually beneficial relationship with its customers.

(1)	All financial information was unaudited and was prepared by the Company in accordance with Taiwan IFRS.

(2)	Basic EPS in the third quarter of 2016 was calculated based on the weighted average outstanding shares of the first nine months of 2016 (9,624 million shares).

(3)	Large size refers to panels that are 10 inches and above in diagonal measurement.

(4)	EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.

###

2/3

News Release

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.2 inches to 85 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008 and provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index from 2010 to 2016. AUO generated consolidated revenues of NT$360.35 billion in 2015. For more information, please visit AUO.com.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the  pace of development of the flat panel display industry and the solar industry, the growth in demand in those markets, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on March 21, 2016.

For more information, please contact:

Gwen Ting	Jessie Lee
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 7259	Tel: +886-3-5008800 ext 3206
Fax: +886-3-5772730	Fax: +886-3-5772730
Email: gwen.ting@auo.com	Email : jessie.jc.lee@auo.com

3/3

Item 2

AU Optronics Corp.

Third Quarter 2016 Results Investor Conference

友達光電

2016年第三季法人說明會

Oct. 27, 2016

Safe Harbor Notice

•	The statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations.

•	Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

•	Beginning on January 1, 2013, we have adopted the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) to the extent endorsed by the ROC Financial Supervisory Commission (“FSC”) (“Taiwan IFRS”) for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. All financial information contained herewithin is presented in conformity with Taiwan IFRS. Readers should be cautioned that Taiwan IFRS differs in many material respects from IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC.

•	Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Statement of Comprehensive Income

Selected Items from Statement of Comprehensive Income

Amount : NT$ Million
	3Q16		2Q16		QoQ %	3Q15

Net Sales	86,017	100.0%	80,091	100.0%	7.4%	89,299	100.0%
Cost of Goods Sold	(74,709)	(86.9%)	(74,527)	(93.1%)	0.2%	(80,151)	(89.8%)
Gross Profit	11,308	13.1%	5,564	6.9%	103.2%	9,148	10.2%
Operating Expenses	(5,549)	(6.5%)	(5,449)	(6.8%)	1.8%	(5,755)	(6.4%)
Operating Profit	5,759	6.7%	116	0.1%	4878.2%	3,393	3.8%
Net Non-operating Income (Expenses)	(340)	(0.4%)	(356)	(0.4%)	(4.6%)	515	0.6%
Profit (Loss) before Tax	5,420	6.3%	(240)	(0.3%)	－	3,909	4.4%
Net Profit (Loss)	4,616	5.4%	(804)	(1.0%)	－	3,379	3.8%
Attributable to:
Owners of Company	4,898	5.7%	(572)	(0.7%)	－	3,463	3.9%
Non-Controlling Interests	(282)	(0.3%)	(231)	(0.3%)	22.2%	(84)	(0.1%)
Net Profit (Loss)	4,616	5.4%	(804)	(1.0%)	－	3,379	3.8%
Basic EPS (NT$)(a )	0.51		(0.06)		－	0.36

Operating Profit + D&A	15,400	17.9%	9,978	12.5%	54.3%	14,872	16.7%

Display Segment Information:
Net Sales	80,614	100.0%	73,956	100.0%	9.0%	82,236	100.0%
Operating Profit (Loss)	5,937	7.4%	(224)	(0.3%)	－	3,615	4.4%
Operating Profit + D&A	15,120	18.8%	9,173	12.4%	64.8%	14,372	17.5%

Unit Shipments (mn)(b )
Large Size Panels	29.3		28.5		2.8%	26.3
Small & Medium Size Panels	38.0		42.5		(10.6%)	48.7

–	Unaudited, prepared by AUO based on Taiwan IFRS

a)	Basic EPS in both 3Q16 and 2Q16 were calculated based on the weighted average outstanding shares of the first nine months of 2016 (9,624m shares); Basic EPS in 3Q15 was calculated based on the weighted average outstanding shares of 2015 (9,624m shares).

b)	Large size refers to panels that are 10 inches and above

Consolidated Balance Sheet Highlights

Amount : NT$ Million

Cash & ST Investment(a )	3Q16	2Q16	QoQ %	3Q15
	74,053	72,954	1.5%	76,915
Inventory	27,013	27,754	(2.7%)	38,099
Short Term Debt(b )	26,135	22,669	15.3%	51,093
Long Term Debt	101,218	94,670	6.9%	68,008
Equity	192,309	191,310	0.5%	214,107
Total Assets	419,650	417,385	0.5%	450,168

Inventory Turnover (Days)(c)	33	36		43
Net Debt to Equity(d )	27.7%	23.2%		19.7%

–	Unaudited, prepared by AUO based on Taiwan IFRS

a)	Excluding time deposit with maturity longer than 3 months (NT$0m in 3Q16 , NT$0m in 2Q16 , and NT$15,262m in 3Q15 )

b)	Short term debt refers to all interest bearing debt maturing within one year

c)	Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

d)	Net Debt to Equity = (Short Term Debt + Long Term Debt - Cash and ST Investment) / Equity

Consolidated Cash Flow Highlights

Amount : NT$ Million

	3Q16	2Q16	QoQ
From Operating Activities	3,962	7,594	(3,632)
Profit (Loss) before Tax	5,420	(240)	5,660
Depreciation & Amortization	9,641	9,862	(221)
Net Change in Working Capital	(10,965)	(638)	(10,327)

From Investing Activities	(7,640)	(15,812)	8,172
Capital Expenditure	(11,528)	(15,970)	4,443

From Financing Activities	5,670	7,827	(2,156)
Net Change in Debt	10,108	8,857	1,251

Net Change in Cash (a )	1,099	(701)	1,801

–	Unaudited, prepared by AUO based on Taiwan IFRS

a)	In addition to cash generated from operating, investing and financing activities, net change in cash also include effect on currency exchange of foreign subsidiaries

Display Revenue Breakdown by Application

100%
80%
60%
40%
20%
0%
49%
14%
14%
6%
17%
49%
14%
17%
6%
14%
44%
16%
17%
5%
18%
46%
14%
17%
4%
19%
46%
15%
17%
5%
17%
3Q15
4Q15
1Q16
2Q16
3Q16
TV
Monitor
Mobile PC
Mobile Device
Commercial and Others

–	Unaudited, prepared by AUO based on Taiwan IFRS

–	Mobile PC : including Notebook and Tablet displays

–	Mobile Device : including displays for mobile phones and other related products

–	Commercial and Others: including displays for automobile, industrial PC, ATM, point of sale (POS), pachinko, and etc.

Display Revenue Breakdown by Size

100%
80%
60%
40%
20%
0%
30%
14%
15%
24%
17%
30%
15%
15%
25%
15%
28%
13%
16%
26%
17%
30%
13%
15%
26%
16%
28%
15%
15%
26%
16%
3Q15
4Q15
1Q16
2Q16
3Q16
>=50"
39"<=size<50"
20"<=size<39"
10"<=size<20"
size<10"

– Unaudited, prepared by AUO based on Taiwan IFRS

Consolidated Shipments & ASP by Area

–	Unaudited, prepared by AUO based on Taiwan IFRS

–	ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Customs Administration, Ministry of Finance of each respective quarter

Consolidated Small & Medium Panel
Shipments by Area & Revenues

–	Unaudited, prepared by AUO based on Taiwan IFRS

–	Small & Medium size refers to panels that are under 10 inches

www.auo.com

ir@auo.com

AU OPTRONICS CORP.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

For the Three Months Ended September 30, 2016 and 2015 and June 30, 2016

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

		Year over Year Comparison					Sequential Comparison
		3Q 2016		3Q 2015			3Q 2016		2Q 2016
	USD	NTD	%	NTD	YoY%	USD	NTD	%	NTD	QoQ%
Net Sales	2,751	86,017	100.0	89,299	(3.7)	2,751	86,017	100.0	80,091	7.4
Cost of Goods Sold	2,389	74,709	86.9	80,151	(6.8)	2,389	74,709	86.9	74,527	0.2
Gross Profit	362	11,308	13.1	9,148	23.6	362	11,308	13.1	5,564	103.2
Operating Expenses	177	5,549	6.5	5,755	(3.6)	177	5,549	6.5	5,449	1.8
Operating Profit(Loss)	184	5,759	6.7	3,393	69.7	184	5,759	6.7	116	4878.2
Net Non-operating Income(Expense)	(11)	(340)	(0.4)	515	－	(11)	(340)	(0.4)	(356)	(4.6)
Profit(Loss) before Income Tax	173	5,420	6.3	3,909	38.7	173	5,420	6.3	(240)	－
Income Tax Expense	(26)	(804)	(0.9)	(529)	51.9	(26)	(804)	(0.9)	(563)	42.7
Net Profit(Loss)	148	4,616	5.4	3,379	36.6	148	4,616	5.4	(804)	－
Other Comprehensive Income(Loss)	(72)	(2,251)	(2.6)	2,566	－	(72)	(2,251)	(2.6)	(1,489)	51.1
Total Comprehensive Income(Loss)	76	2,365	2.7	5,945	(60.2)	76	2,365	2.7	(2,293)	－
Net Profit(Loss) Attributable to:
Owners of Company	157	4,898	5.7	3,463	41.4	157	4,898	5.7	(572)	－
Non-Controlling Interests	(9)	(282)	(0.3)	(84)	237.9	(9)	(282)	(0.3)	(231)	22.2
Net Profit(Loss)	148	4,616	5.4	3,379	36.6	148	4,616	5.4	(804)	－
Total Comprehensive Income(Loss) Attributable to:
Owners of Company	103	3,207	3.7	5,864	(45.3)	103	3,207	3.7	(1,421)	－
Non-Controlling Interests	(27)	(842)	(1.0)	82	－	(27)	(842)	(1.0)	(872)	(3.4)
Total Comprehensive Income(Loss)	76	2,365	2.7	5,945	(60.2)	76	2,365	2.7	(2,293)	－
Basic Earnings Per Share	0.02	0.51		0.36		0.02	0.51		(0.06)
Basic Earnings Per ADS(3)	0.16	5.09		3.60		0.16	5.09		(0.59)
Weighted-Average Shares Outstanding ('M)		9,624		9,624			9,624		9,624

Note: (1) Unaudited, prepared by AUO based on Taiwan IFRS

(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.27 per USD as of September 30, 2016

(3)	1 ADS equals 10 common shares

AU OPTRONICS CORP.

CONSOLIDATED BALANCE SHEET

September 30, 2016 and 2015

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD)

	September 30, 2016			September 30, 2015		YoY
ASSETS	USD	NTD	%	NTD	%	NTD	%
Cash and Cash Equivalents	2,368	74,053	17.6	76,915	17.1	(2,862)	(3.7)
Notes & Accounts Receivables	1,386	43,339	10.3	43,874	9.7	(536)	(1.2)
Other Current Financial Assets	31	964	0.2	16,848	3.7	(15,883)	(94.3)
Inventories	864	27,013	6.4	38,099	8.5	(11,085)	(29.1)
Other Current Assets	210	6,568	1.6	5,102	1.1	1,466	28.7
Total Current Assets	4,859	151,938	36.2	180,838	40.2	(28,900)	(16.0)
Long-term Investments	253	7,902	1.9	14,159	3.1	(6,257)	(44.2)
Net Fixed Assets	6,818	213,187	50.8	216,670	48.1	(3,484)	(1.6)
Other Assets	1,491	46,623	11.1	38,501	8.6	8,122	21.1
Total Assets	13,420	419,650	100.0	450,168	100.0	(30,518)	(6.8)

LIABILITIES
Short-term Borrowings	45	1,393	0.3	1,836	0.4	(443)	(24.2)
Accounts Payable	1,893	59,187	14.1	66,385	14.7	(7,198)	(10.8)
Current Installments of Long-term Borrowings	791	24,742	5.9	48,691	10.8	(23,949)	(49.2)
Current Installments of Bonds Payable	0	0	0.0	566	0.1	(566)	(100.0)
Current Financial Liabilities	1	29	0.0	320	0.1	(291)	(90.9)
Accrued Expense & Other Current Liabilities	780	24,393	5.8	32,263	7.2	(7,870)	(24.4)
Machinery and Equipment Payable	289	9,034	2.2	5,936	1.3	3,099	52.2
Total Current Liabilities	3,798	118,779	28.3	155,997	34.7	(37,219)	(23.9)
Long-term Borrowings	3,237	101,218	24.1	68,008	15.1	33,210	48.8
Non Current Financial Liabilities	0	5	0.0	11	0.0	(5)	(48.8)
Other Long-term Liabilities	235	7,339	1.7	12,046	2.7	(4,707)	(39.1)
Total Long-term Liabilities	3,472	108,562	25.9	80,064	17.8	28,498	35.6
Total Liabilities	7,270	227,340	54.2	236,062	52.4	(8,721)	(3.7)

EQUITY
Common Stock	3,078	96,242	22.9	96,242	21.4	0	0.0
Capital Surplus	1,918	59,976	14.3	60,098	13.4	(122)	(0.2)
Retained Earnings	494	15,459	3.7	28,815	6.4	(13,356)	(46.4)
Other Equity	46	1,423	0.3	5,725	1.3	(4,302)	(75.1)
Non-Controlling Interests	614	19,209	4.6	23,226	5.2	(4,017)	(17.3)
Total Equity	6,150	192,309	45.8	214,107	47.6	(21,797)	(10.2)
Total Liabilities & Equity	13,420	419,650	100.0	450,168	100.0	(30,518)	(6.8)

Note: (1) Unaudited, prepared by AUO based on Taiwan IFRS

(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.27 per USD as of September 30, 2016

(3)	Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP.

CONSOLIDATED STATEMENT OF CASH FLOW

For the Period Ended September 30, 2016 and 2015

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD)

	Nine Months 2016		Nine Months 2015
	USD	NTD	NTD
Cash Flow from Operating Activities:
Profit(Loss) before Income Taxes	(3)	(106)	15,629
Depreciation & Amortization	941	29,415	37,204
Share of Profit of Equity-Accounted Investees	(7)	(222)	(433)
Changes in Working Capital	(280)	(8,758)	(16,537)
Changes in Others	(49)	(1,543)	822
Net Cash Provided(Used) by Operating Activities	601	18,786	36,685

Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	0	10	0
Acquisition of Property, Plant and Equipment	(1,211)	(37,883)	(19,504)
Proceeds from Disposal of Property, Plant and Equipment	24	741	869
Acquisition of Equity-Accounted Investees and Financial Assets Carried at Cost	(10)	(307)	(1)
Proceeds from Disposal of Equity-Accounted Investees and Financial Assets Carried at Cost	114	3,577	97
Decrease(Increase) in Other Financial Assets	(1)	(19)	148
Decrease(Increase) in Intangible Assets	(6)	(187)	(301)
Decrease(Increase) in Other Assets	(1)	(22)	(4)
Net Cash Provided(Used) in Investing Activities	(1,090)	(34,089)	(18,696)

Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	(6)	(201)	1,455
Increase(Decrease) in Long-term Borrowings and Bonds Payable	588	18,391	(26,137)
Increase(Decrease) in Guarantee Deposits	(1)	(28)	31
Cash Dividends	(108)	(3,368)	(4,812)
Changes in Non-Controlling Interests and Others	(86)	(2,689)	5,299
Net Cash Provided(Used) by Financing Activities	387	12,105	(24,165)

Effect of Exchange Rate Changes on Cash	(52)	(1,629)	1,125
Net Increase (Decrease) in Cash and Cash Equivalents	(154)	(4,827)	(5,050)
Cash and Cash Equivalents at Beginning of Period	2,523	78,881	81,965
Cash and Cash Equivalents at End of Period	2,368	74,053	76,915

Note: (1) Unaudited, prepared by AUO based on Taiwan IFRS

(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.27 per USD as of September 30, 2016